Exhibit 99.2

MIND C.T.I. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Ran Mendelaw, Chief Financial Officer of the Company, and Oded Oz, legal counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Mind C.T.I. Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, HaCarmel 2, Yoqneam 2069202, Israel on May 26, 2019 at 10:00 A.M. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 16, 2019.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy will be voted FOR each Proposal (except no. 2). Any and all proxies heretofore given by the undersigned are hereby revoked.

 (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MIND C.T.I. LTD.

May 26, 2019

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL
The Notice of Meeting, proxy statement and proxy card
are available at www.mindcti.com/agm

Please sign, date and mail

your proxy card in the

 envelope provided as soon

 as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.	TO RE-APPOINT INDEPENDENT AUDITOR

☐ for	☐ against	☐ abstain

2.	TO APPROVE COMPENSATION POLICY

☐ for	☐ against	☐ abstain

2A.
CHECK "YES" TO CONFIRM YOU ARE NOT A “CONTROLLING SHAREHOLDER” OF THE COMPANY UNDER THE ISRAELI COMPANIES LAW AND DO NOT HAVE A "PERSONAL BENEFIT OR OTHER INTEREST" IN THE APPROVAL OF MATTER 2, AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

☐ YES	☐ NO	A

3.	TO RE-ELECT MS. MONICA IANCU AS A CLASS I DIRECTOR

☐ for	☐ against	☐ abstain

Under Israeli law, your vote on Matter 2 will not be counted unless you check "YES" in Matter 2A.  In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 16, 2019.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.